Filed pursuant to Rule 424(b)(2)
A filing fee of $16,219.15, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the shares of common stock (aggregate offering price of $151,580,925) offered from the registration statement
(File No. 333-132137) by means of this prospectus supplement. This fee includes the common stock issuable upon the exercise of the underwriters' over-allotment option.

Prospectus Supplement

(To Prospectus dated March 1, 2006)

3,825,000 Shares

Common Stock

We are offering 3,825,000 shares of our common stock. The public offering price is $34.46 per share. Our common stock is currently quoted and traded on the Nasdaq National Market under the symbol “FMBI.” On March 9, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $34.46 per share.

Investing in our common stock involves risks. See “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005 before you make your investment decision.

	Per Share	Total
Public offering price	$34.460	$131,809,500
Underwriting discount	$1.723	$6,590,475
Proceeds to us, before expenses	$32.737	$125,219,025

We have granted the underwriters an option to purchase up to an aggregate of 573,750 additional shares of our common stock to cover over-allotments, if any. The underwriters may exercise this option at any time within 30 days after the offering.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, Bank Insurance Fund, Savings Association Insurance Fund or any other governmental agency.

The underwriters expect to deliver the shares to purchasers on or about March 15, 2006.

Keefe, Bruyette & Woods

Raymond James

KeyBanc Capital Markets	Oppenheimer & Co.

The date of this prospectus supplement is March 9, 2006

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a shelf registration process. Under this shelf registration process, we may offer from time to time shares of common stock and other securities. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should consider before investing. This prospectus supplement may add, update and change information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Incorporation of Certain Information By Reference” on page 2 of the accompanying prospectus before investing in our common stock. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus on the other hand, the information contained in this prospectus supplement shall control.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the date of such information.

Unless the context otherwise requires, the terms “First Midwest,” “the Company,” “we,” “us,” and “our,” refer to First Midwest Bancorp, Inc. and its subsidiaries.

i

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to incorporate by reference information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of the securities by means of this prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement.

We incorporate by reference into this prospectus supplement the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2005; and

•	All documents filed by the Company under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or after the date of this prospectus supplement and before the termination of this offering.

We will provide without charge to each person to whom this prospectus supplement is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus supplement excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from:

First Midwest Bancorp, Inc.

One Pierce Place

Suite 1500

Itasca, Illinois 60143

Attention: Corporate Secretary

Telephone: (630) 875-7450

ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and does not contain all of the information that you should consider before investing in our common stock and is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. To understand this offering fully, you should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

First Midwest Bancorp, Inc.

First Midwest Bancorp, Inc. is a bank holding company incorporated in Delaware in 1982 for the purpose of becoming a holding company registered under the Bank Holding Company Act of 1956, as amended. We are one of Illinois’ largest publicly traded bank holding companies with assets of $7.2 billion at year-end 2005 and are headquartered in the Chicago suburb of Itasca, Illinois. We employed 1,635 full-time equivalent employees as of December 31, 2005.

We primarily operate through our wholly owned subsidiary, First Midwest Bank (the “Bank”). The Company has responsibility for the overall conduct, direction, and performance of its subsidiaries. The Company provides various services, establishes Company-wide policies and procedures, and provides other resources as needed, including capital.

At December 31, 2005, the Bank had $7.2 billion in total assets, $5.2 billion in total deposits, and operated 68 banking offices located in 50 communities primarily in northeastern Illinois. The Bank is engaged in commercial and retail banking and offers a broad range of lending, depository, and related financial services, including accepting deposits; commercial and industrial, consumer, and real estate lending; collections; trust and investment management services; cash management services; safe deposit box operations; and other banking services tailored for consumer, commercial and industrial, and public or governmental customers. The Bank also provides an electronic banking center on the Internet, which enables Bank customers to perform banking transactions and provides information about Bank products and services to the general public.

Acquisition of Bank Calumet, Inc.

On December 12, 2005, we announced the execution of a definitive agreement to acquire Bank Calumet, Inc. (“Bank Calumet”) for $307 million in cash. Bank Calumet is a holding company headquartered in Hammond, Indiana, with $1.2 billion in assets as of December 31, 2005 and 30 branches located predominantly in Lake County, Indiana and contiguous Illinois counties of Cook and Will. The transaction has been approved by the Board of Governors of the Federal Reserve Board, the Department of Financial Institutions of the State of Indiana and by Bank Calumet’s shareholders. We expect to complete the acquisition early in the second quarter of 2006, subject to customary closing conditions.

Corporate Information

Our headquarters are located at One Pierce Place, Suite 1500, Itasca, Illinois 60143, and our telephone number is (630) 875-7450. We maintain a website at http://www.firstmidwest.com. Information on the website is not incorporated by reference and is not a part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Common stock offered	3,825,000 shares (4,398,750 shares if the underwriters exercise their over-allotment option in full).

Common stock outstanding after this offering(1)	49,267,134 shares (49,840,884 shares if the underwriters exercise their over-allotment option in full).

Public offering price per share	$34.46

Use of proceeds

We intend to use the net proceeds of this offering to fund a portion of the purchase price of our pending acquisition of Bank Calumet. The remainder of the purchase price will be financed with the proceeds of debt securities that we may issue, bank borrowings, cash on hand or a combination thereof.

Dividends

On February 22, 2006, our Board of Directors declared a regular quarterly cash dividend of $0.275 per share of common stock (equating to $1.10 on an annualized basis). The dividend is payable on April 18, 2006 to stockholders of record on March 24, 2006. The payment of dividends in the future will depend upon a number of factors. We cannot give you any assurance that we will continue to pay dividends or that their amount will not be reduced in the future.

Nasdaq National Market Symbol	FMBI

Risk factors

You should carefully read and consider the information set forth in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005 before investing in our common stock.

(1) Based on shares outstanding as of February 27, 2006. Such number of shares does not include 2,319,316 shares of common stock issuable upon exercise of options outstanding as of December 31, 2005 under our Omnibus Stock and Incentive Plan and Non-Employee Directors’ Stock Option Plan and 4,498 shares of common stock issuable upon exercise of deferred stock units outstanding as of December 31, 2005 under our Nonqualified Retirement Plan.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

In addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the risk factors disclosed in our Annual Report on Form 10-K for the year ended December 31, 2005 when evaluating an investment in our common stock. This prospectus supplement and the accompanying prospectus as well as documents incorporated by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding expansions through acquisitions or otherwise, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “plans,” “anticipates,” “estimates,” “believes,” “predicts,” “projects,” “goals,” “objectives,” “future,” “potential,” or “continue” or the negative thereof or other comparable terminology. There can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and our actual results could differ materially from those projected in or implied by the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth above and those described elsewhere in this prospectus supplement or in the accompanying prospectus or incorporated by reference. We assume no obligation to update any such forward-looking statement. You should refer to our periodic and current reports filed with the Securities and Exchange Commission for specific information which could cause our actual results to be significantly different from those expressed or implied by these forward-looking statements. In addition, these forward-looking statements are also subject to issues that may arise from our pending acquisition of Bank Calumet, including the timing of the closing, the impact of mark-to-market adjustments required by purchase accounting, issues that may arise in connection with the integration of Bank Calumet, including the inability to achieve expected cost savings within the expected time frame, as well as market conditions that may impact the pricing of securities offered and/or bank borrowings incurred by us to finance the acquisition.

ACQUISITION OF BANK CALUMET, INC.

On December 12, 2005, we announced the execution of a definitive agreement to acquire Bank Calumet for $307 million in cash, subject to reduction in certain circumstances. Bank Calumet is a holding company headquartered in Hammond, Indiana and is the parent of Bank Calumet, N.A. As of December 31, 2005, Bank Calumet had $1.2 billion in assets and $940.8 million in deposits. Bank Calumet has 30 branches located predominantly in Lake County, Indiana and contiguous Illinois counties of Cook and Will. In addition to its core banking business, Bank Calumet’s trust department had approximately $850 million in trust assets under management as of December 31, 2005. Bank Calumet had net income of $14.3 million for 2005. The transaction has been approved by the Board of Governors of the Federal Reserve Board, the Department of Financial Institutions of the State of Indiana and by Bank Calumet’s shareholders. We expect to complete the acquisition early in the second quarter of 2006, subject to customary closing conditions.

We believe the acquisition of Bank Calumet allows us an opportunity to expand our banking franchise in the southeast Chicago metropolitan area. Bank Calumet is the third largest bank in Lake County, Indiana (based on deposits), the second largest county in Indiana. Bank Calumet’s deposit mix consisted of approximately 75% transactional deposits as of December 31, 2005. In addition, Bank Calumet had a loan to deposit ratio of approximately 70% as of such date.

We intend to finance the acquisition of Bank Calumet with the net proceeds of the common stock offered hereby, together with the net proceeds from the issuance of $100 million of subordinated notes. We intend to finance the remainder of the purchase price with either a draw under our revolving credit facility or cash on hand. Our final determination as to the mix of financing sources will depend upon market conditions and our cash position at the time of closing of the transaction.

The net proceeds from our sale of the common stock and the offering of subordinated debt securities will be used to pay a portion of the proposed purchase price in the acquisition. We cannot give any assurance that we will be able to consummate the Bank Calumet acquisition during the time frame currently contemplated or at all. In such event, the common stock and such debt securities will already have been issued without the benefit of having acquired Bank Calumet.

In addition, integration of Bank Calumet with First Midwest may require a significant amount of our management’s time. Issues arising in connection with the integration of Bank Calumet and the diversion of our management’s attention from our business in order to complete such integration may have a negative impact on us. In addition, although we conducted a due diligence investigation into the business and operations of Bank Calumet, no assurance can be given that Bank Calumet does not have undisclosed financial or other obligations related to its operation prior to the date of the acquisition. The information regarding Bank Calumet contained in this prospectus supplement is unaudited and has been obtained from Bank Calumet.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 3,825,000 shares of our common stock in this offering will be approximately $124.2 million, after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our aggregate net proceeds will be approximately $143.0 million.

We intend to use the net proceeds of this offering to pay a portion of the purchase price of our pending acquisition of Bank Calumet. Pending completion of the acquisition, the proceeds will be either invested in highly liquid short-term investments or used to reduce short term borrowings.

CAPITALIZATION

The following table sets forth our consolidated long-term indebtedness and capitalization at December 31, 2005, on an actual basis and as adjusted to give effect to (i) the sale of the 3,825,000 shares of common stock offered hereby, (ii) the issuance of $100 million of subordinated debt and (iii) the closing of the Bank Calumet acquisition assuming it had occurred on December 31, 2005, including estimated mark-to-market accounting adjustments required by purchase accounting. Actual mark-to-market adjustments will depend on market prices as of the closing date of the Bank Calumet acquisition. No other change in our consolidated capitalization since December 31, 2005 is reflected in the table. The table does not give effect to the exercise of the underwriters’ over-allotment option. This table should be read together with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Actual December 31, 2005	As Adjusted
	(Dollars in thousands)
Long-term debt:
Junior subordinated debentures	$130,092	$130,092
Subordinated debt	—	100,000
FHLB borrowings	13,519	14,888

Total long-term debt	$143,611	$244,980

Stockholders’ Equity:
Common stock, $.01 par value; 100,000,000 shares authorized; 45,386,776 outstanding at December 31, 2005 and 49,211,776 outstanding as adjusted	$569	$607
Additional paid-in capital	60,760	184,952
Retained earnings	762,575	762,575
Accumulated other comprehensive (loss) income	(8,284)	(8,284)
Treasury stock, at cost: 11,540,540 shares	(271,552)	(271,552)

Total stockholders’ equity	$544,068	$668,298

PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

Our common stock is traded on the Nasdaq National Market and quoted under the symbol “FMBI.” At February 27, 2006, there were 45,442,134 shares of our common stock outstanding. The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share for the common stock of the Company on the Nasdaq National Market, and the cash dividends declared per share in each such quarter. Cash dividends are paid by the Company in the quarter immediately following the quarter in which they are declared.

	High	Low	Dividend
2004:
First Quarter	$34.29	$31.13	$0.22
Second Quarter	36.03	32.33	0.22
Third Quarter	35.62	32.25	0.22
Fourth Quarter	38.30	33.70	0.24

2005:
First Quarter	$36.75	$31.92	$0.24
Second Quarter	36.45	31.25	0.25
Third Quarter	39.18	34.43	0.25
Fourth Quarter	39.25	34.66	0.275

2006:
First Quarter (through March 9, 2006)	$36.43	$32.62	$0.275

Dividends are paid at the discretion of our Board of Directors, based on our operating performance and financial position, including our earnings, capital and liquidity. Dividends from the Bank are our primary source of funds for the payment of dividends to our stockholders, and there are various legal and regulatory limits on the extent to which the Bank may pay dividends or otherwise supply funds to us. At December 31, 2005, approximately $32.0 million of the retained earnings of the Bank were available to pay dividends to us without regulatory approval. In addition, federal and state regulatory agencies have the authority to prevent us from paying a dividend to our stockholders. Thus, while we intend to continue paying dividends, we can make no assurances that we will be able to or be permitted to do so in the future.

On February 22, 2006, the Board of Directors declared a quarterly cash dividend on the common stock of $0.275 per share. The quarterly cash dividend will be payable on April 18, 2006 to stockholders of record as of the close of business on March 24, 2006.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The table below presents selected consolidated income statement and balance sheet data of the Company. We derived this information from our audited financial statements for the years ended December 31, 2003 through December 31, 2005. This information is only a summary. You should read it in connection with our historical financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated by reference in this prospectus supplement. See “Where You Can Find More Information” on page 1 of the accompanying prospectus.

	Years ended December 31,
	2005	2004	2003
Operating Results (Amounts in thousands)
Interest income	$366,700	$315,342	$291,067
Interest expense	130,850	86,478	81,313
Net interest income	235,850	228,864	209,754
Provision for loan losses	8,930	12,923	10,805
Noninterest income	74,612	79,381	74,170
Noninterest expense	165,703	163,338	149,452
Income tax expense	34,452	32,848	30,889
Net income	$101,377	$99,136	$92,778

Per Share Data
Basic earnings per share	$2.22	$2.13	$1.99
Diluted earnings per share	2.21	2.12	1.97
Cash dividends declared	1.015	0.900	0.790
Book value at year end	11.99	11.55	11.22

Performance Ratios
Return on average equity	18.83%	18.68%	18.28%
Return on average assets	1.44%	1.45%	1.50%
Net interest margin—tax equivalent	3.87%	3.91%	3.99%
Dividend payout ratio	45.93%	42.45%	40.10%
Average equity to average asset ratio	7.65%	7.74%	8.19%

Balance Sheet Highlights (Amounts in thousands)
Total assets	$7,210,151	$6,863,381	$6,906,658
Loans	4,306,191	4,135,278	4,059,782
Deposits	5,147,832	4,905,378	4,815,108
Stockholders’ equity	544,068	532,038	522,540

MANAGEMENT

The following table presents information concerning our executive management team as of March 1, 2006.

Name	Age	Position	Years With First Midwest
John M. O’Meara	60	President and Chief Executive Officer	36

Kent S. Belasco	54	Executive Vice President and Chief Information Officer, First Midwest Bank	19

Robert P. Diedrich	42	Group President, Trust Division, First Midwest Bank	24

Mark M. Dietrich	58	Group Executive Vice President and Chief Operations Officer, First Midwest Bank	32

Michael J. Kozak	54	Executive Vice President and Chief Credit Officer, First Midwest Bank	10

Thomas J. Schwartz	56	Group President, Commercial Banking, First Midwest Bank	34

Michael L. Scudder	45	Executive Vice President and Chief Financial Officer	20

Janet M. Viano	50	Group President, Retail Banking, First Midwest Bank	22

Stephanie R. Wise	38	Executive Vice President, Business and Institutional Services, First Midwest Bank	15

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the common stock to be offered in this offering. Subject to the terms and conditions set forth in the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name in the following table.

Name of Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.	2,295,000
Raymond James & Associates, Inc.	765,000
KeyBanc Capital Markets, A Division of McDonald Investments, Inc.	382,500
Oppenheimer & Co. Inc.	382,500

Total	3,825,000

The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets;

•	we deliver customary closing documents to the underwriters; and

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus supplement, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until this option is exercised.

Over-Allotment Option

We have granted the underwriters an option, exercisable no later than 30 days from the date of the underwriting agreement, to purchase up to an aggregate of 573,750 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus supplement. As to additional shares purchased by the underwriters to cover over-allotments, the per share amount of the underwriting discount will be increased and the proceeds to the Company will be decreased by an amount equal to the $0.275 per share dividend declared on the common stock which is payable on April 18, 2006, to the extent such additional shares are delivered to the underwriters subsequent to the record date (March 24, 2006) for such dividend. To the extent that the underwriters exercise their option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase such additional shares in proportion to their respective initial purchase amounts. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus supplement.

Directed Share Program

At our request, the underwriters have reserved up to 191,250 shares offered by this prospectus supplement as part of our directed share program. These shares will be offered at the initial public offering price to directors and officers of the Company.

Commissions and Expenses

The underwriters propose to offer the common stock initially at the public offering price set forth on the cover page of this prospectus supplement and to dealers at the public offering price less a concession not in excess of $1.0338 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share on sales to other brokers and dealers. After the initial public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares (assuming no reduction in the purchase price of shares pursuant to the over-allotment option as described above).

	Per share	Total without over-allotment exercise	Total with over-allotment exercise

Public offering price	$34.460	$131,809,500	$151,580,925

Underwriting discount payable by us	$1.723	$6,590,475	$7,579,046

Proceeds to us before expenses	$32.737	$125,219,025	$144,001,879

We estimate that the total expenses of this offering to be paid by us, exclusive of the underwriting discount, will be approximately $990,000.

Lock-Up Agreements

We, and each of our directors and executive officers have agreed, for a period of 90 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain specified exceptions. These restrictions expressly preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase common stock through exercise of the over-allotment option. If the underwriters sell more common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

Certain of the underwriters and some of their respective affiliates have performed and expect to continue to perform financial advisory and investment and commercial banking services for us in the ordinary course of their respective businesses, and have received, and may continue to receive, compensation for such services. In this regard, Keefe, Bruyette & Woods, Inc. has served as our financial advisor in connection with our planned acquisition of Bank Calumet.

The common stock is being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

EXPERTS

The consolidated financial statements of First Midwest Bancorp, Inc. appearing in First Midwest Bancorp, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005, and First Midwest Bancorp, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements and management’s assessment are incorporated herein by reference. Such financial statements and management’s assessment are incorporated by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the common stock offered hereby is being passed upon for us by Chapman and Cutler LLP, Chicago, Illinois. Attorneys in the firm of Chapman and Cutler LLP own less than one percent of the outstanding common stock of the Company. Certain legal matters in connection with this offering will be passed upon for the underwriters by Schiff Hardin LLP, Chicago, Illinois.

PROSPECTUS

Senior Debt Securities

Subordinated Debt Securities

Preferred Stock

Common Stock

We may offer and sell from time to time in one or more offerings any combination of the securities listed above. Offers and sales of these securities may be to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide the specific terms for securities to be offered in one or more supplements to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

If appropriate, discussion of certain risks that you should consider in connection with an investment in the securities will be included in a supplement to this prospectus.

Our common stock is traded on the Nasdaq National Market and quoted under the symbol “FMBI.”

These securities are unsecured and are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. These securities involve investment risks, including possible loss of principal.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated March 1, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent there is a conflict between the information contained in an accompanying prospectus supplement, on the one hand, and the information contained in this prospectus or any document incorporated by reference in this prospectus, on the other hand, the information contained in the prospectus supplement shall control. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement relating to the offered securities. No one else is authorized to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information given in this prospectus or a prospectus supplement is accurate as of any date other than the date of such information.

References in this prospectus to “the Company”, “we”, “us” and “our” are to First Midwest Bancorp, Inc. (together with its subsidiaries) unless the context otherwise provides.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov.

Our common stock is traded on the Nasdaq National Market and quoted under the symbol “FMBI”. You can also inspect information about us by visiting the Nasdaq National Market website at http://www.nasdaq.com.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of the Company, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2005;

•	Our Current Reports on Form 8-K and 8-K/A dated January 6, 2005, February 28, 2005, May 18, 2005, August 18, 2005, October 17, 2005, October 26, 2005, November 16, 2005, November 22, 2005, December 12, 2005, December 14, 2005 and December 22, 2005 (other than information furnished under Item 7.01 of any Current Report on Form 8-K);

•	The description of our common stock set forth in the Registration Statement on Form 8-A dated March 7, 1983, and any amendment or report filed for the purpose of updating this description;

•	The description of our preferred share purchase rights set forth in Amendment No. 1 to the Registration Statement on Form 8-A dated November 21, 1995, Amendment No. 2 to the Registration Statement on Form 8-A dated June 30, 1997 and Amendment No. 3 to the Registration Statement on Form 8-A dated November 17, 2005, and any amendment or report filed for the purpose of updating this description; and

•	All documents filed by the Company under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or after the date of this prospectus and before the termination of this offering.

We will provide without charge to each person to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from:

First Midwest Bancorp, Inc.

One Pierce Place

Suite 1500

Itasca, Illinois 60143

Attention: Corporate Secretary

Telephone: (630) 875-7450

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to financial condition, results of operations, and other matters. Statements in this prospectus, including those incorporated by reference, that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include such words or phrases as “will likely result,” “is confident that,” “expects,” “should,” “could,” “seeks,” “may,” “will continue to,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends,” or similar expressions identifying “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the negative of those words and phrases.

Forward-looking statements provide our expectations or predictions of future conditions, events or results. They are not guarantees of future performance. By their nature forward-looking statements are subject to risks and uncertainties. These statements speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made. There are a number of factors, many of which are beyond our control, that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements.

FIRST MIDWEST BANCORP, INC.

First Midwest Bancorp, Inc. is a bank holding company incorporated in Delaware in 1982 for the purpose of becoming a holding company registered under the Bank Holding Company Act of 1956, as amended. We are one of Illinois’ largest publicly traded banking companies with assets of $7.2 billion at year-end 2005 and are headquartered in the Chicago suburb of Itasca, Illinois. We employed 1,635 full-time equivalent employees at December 31, 2005.

We operate primarily through our wholly owned subsidiary, First Midwest Bank (the “Bank”). We have responsibility for the overall conduct, direction, and performance of the Bank. We provide various services, established Company-wide policies and procedures, and provides other resources as needed, including capital.

At December 31, 2005, the Bank had $7.2 billion in total assets, $5.2 billion in total deposits, and operated 67 banking offices located in 50 communities primarily in northeastern Illinois. The Bank is engaged in commercial and retail banking and offers a broad range of lending, depository, and related financial services, including accepting deposits; commercial and industrial, consumer, and real estate lending; collections; trust and investment management services; cash management services; safe deposit box operations; and other banking services tailored for consumer, commercial and industrial, and public or governmental customers. The Bank also provides an electronic banking center on the Internet which enables Bank customers to perform banking transactions and provides information about Bank products and services to the general public.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of the securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include repayment of debt, acquisitions, additions to working capital, capital expenditures and investments in our subsidiaries. Net proceeds may be temporarily invested prior to use.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below are our consolidated ratio of earnings to fixed charges for each of the periods indicated:

	NINE MONTHS ENDED SEPTEMBER 30, 2005	YEARS ENDED DECEMBER 31,
		2004	2003	2002	2001	2000
Ratio of earnings to fixed charges:[1]
Excluding interest on deposits	4.55	5.44	5.81	5.09	3.32	2.29
Including interest on deposits	2.18	2.51	2.51	2.10	1.60	1.43

[1]	For the purpose of computing the ratio of earnings to fixed charges, earnings represent net income plus fixed charges and the provision for income taxes. Fixed charges consist of interest on outstanding debt plus one-third (the proportion deemed representative of the interest factor) of operating lease expense.

DESCRIPTION OF SECURITIES WE MAY OFFER

DEBT SECURITIES

The debt securities will constitute either senior or subordinated debt of the Company. Senior debt securities will be issued under a senior debt indenture between the Company and U.S. Bank National Association, as trustee. Likewise, subordinated debt securities will be issued under a subordinated debt indenture between the Company and U.S. Bank National Association, as trustee. The senior debt indenture and the subordinated debt indenture are sometimes collectively referred to in this prospectus as the indentures.

The following description is a summary of selected provisions relating to the debt securities and the indentures. The summary is not complete. We have filed a form of the senior debt indenture and a form of the subordinated debt indenture as exhibits to the registration statement of which this prospectus is a part. You should not rely on this summary because the indentures and not this summary define your rights as a holder of the debt securities. When the debt securities are offered in the future, a prospectus supplement will explain the particular terms of those securities and the extent to which these general provisions may apply.

Provisions Applicable to Both Senior and Subordinated Debt Securities

General

The debt securities may be issued by the Company from time to time in one or more series. The debt securities will represent our unsecured senior or subordinated obligations and may be issued from time to time in one or more series. The indentures do not limit the amount of debt securities, debentures, notes or other types of indebtedness that we or any of our subsidiaries may issue nor do they restrict transactions between us and our affiliates or the payment of dividends or other distributions by us to our stockholders. In addition, other than as may be set forth herein or in any prospectus supplement, the indentures and the debt securities will not contain any covenants or other provisions that are intended to afford holders of the debt securities special protection in the event of either a change of control or a highly leveraged transaction involving the Company.

A prospectus supplement relating to any series of debt securities offered by us will include specific terms relating to the specific series of debt securities offered thereby. These terms will include some or all of the following:

•	the title and classification of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the price or prices at which the debt securities will be issued;

•	the dates on which the debt securities will mature;

•	the interest rate or the method for determining the rate that the debt securities will bear and the date from which any interest will accrue;

•	the interest payment dates for the debt securities;

•	any mandatory or optional sinking fund or analogous provisions;

•	the place where we will pay, or the method of payment of, principal, premium and interest on the debt securities;

•	any mandatory or optional redemption periods and prices;

•	the denominations in which we will issue the debt securities;

•	the currency or currencies in which we will pay principal, premium and interest on the debt securities, if other than U.S. dollars;

•	the portion of the principal amount of the debt securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof;

•	the manner in which we will determine the amounts of principal, premium or interest payments on the debt securities if these amounts may be determined by reference to an index or based on a formula;

•	if the Company has elected not to apply the defeasance section of the indenture to the debt securities;

•	the security registrar and the paying agent for the debt securities;

•	whether the debt securities will be issued in the form of one or more “global securities”, and if so, the depositary for that security or securities and information with respect to book-entry procedures;

•	any covenants of the Company with respect to a series of debt securities; and

•	any other terms of the debt securities, which terms need not be consistent with the indentures.

Unless otherwise indicated in the prospectus supplement, the debt securities will be issued in registered form without coupons.

We may issue debt securities at a discount below their stated principal amount. Even if we do not issue the debt securities below their stated principal amount, for United States federal income tax purposes the debt securities may be deemed to have been issued with a discount because of certain interest payment characteristics. We will describe in a prospectus supplement the United States federal income tax considerations applicable to debt securities issued at a discount or deemed to be issued at a discount, and will describe any special United States federal income tax considerations that may be applicable to the particular debt securities.

We may structure one or more series of subordinated debt securities so that they qualify as capital under federal regulations applicable to bank holding companies. We may adopt this structure whether or not those regulations may be applicable to the Company at the time of issuance.

The debt securities will represent our general unsecured obligations. The Company is a non-operating holding company and almost all of the operating assets of the Company and its consolidated subsidiaries are owned by its subsidiaries. The Company relies primarily on dividends from such subsidiaries to meet its obligations. The Company is a legal entity separate and distinct from its banking and non-banking affiliates. The principal sources of the Company’s income are dividends and interest from its banking subsidiary. First Midwest Bank is subject to restrictions imposed by federal law on any extensions of credit to, and certain other transactions with, the Company and certain other affiliates, and on investments in stock or other securities thereof. In addition, payment of dividends to the Company by First Midwest Bank is subject to ongoing review by banking regulators and is subject to various statutory limitations and in certain circumstances requires approval by banking regulatory authorities. Because the Company is a holding company, the right the Company to participate in any distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization or otherwise, is subject to the prior claims of creditors of the subsidiary, except to the extent the Company may itself be recognized as a creditor of that subsidiary. Accordingly, the debt securities will be effectively subordinated to all existing and future liabilities, including deposits, of the Company’s subsidiaries, and holders of the debt securities should look only to the assets of the Company for payments on the debt securities. The indenture does not limit the incurrence or issuance of secured or unsecured debt of the Company, including Senior Indebtedness.

Absence of Restrictive Covenants and Event Risk Provisions With Respect To Debt Securities

Unless and to the extent otherwise specified in this prospectus or a prospectus supplement, the indentures do not:

•	restrict the Company from incurring, assuming or becoming liable for any type of debt or other obligations, from creating liens on its property, from paying dividends or making distributions on its capital stock or purchasing or redeeming its capital stock or from disposing of capital stock of subsidiaries;

•	require the maintenance of any financial ratios or specified levels of net worth or liquidity; or

•	contain any provisions which would require that the Company repurchase or redeem or otherwise modify the terms of any of its debt securities upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the debt securities.

Consolidation, Merger and Sale of Assets

We may consolidate with, merge into, or convey or transfer our assets substantially as an entirety to, any person that is a corporation, partnership or trust organized and existing under the laws of the United States of America or any State thereof or the District of Columbia without the consent of the holders of any of the outstanding debt securities under either indenture. However, certain conditions must be met, including that any successor person must assume our obligations under the debt securities and under the indentures and that no default shall have occurred and be continuing.

Events of Default

If an event of default under either indenture shall have occurred and is continuing with respect to debt securities of any series, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding securities of that series, by notice in writing given to the Company (and to the trustee if given by the holders), may declare the principal amount (or, if the outstanding securities of that series are original issue discount securities, the portion of the principal amount as may be specified in the terms of that series) of and all accrued but unpaid interest on all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of money has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul that acceleration.

The indentures provide that the trustee, within 90 days after the occurrence of a default with respect to any series of debt securities, shall give to the holders of debt securities of that series notice of all uncured defaults known to it. However, except in the case of default in the payment of principal of (or premium, if any) or interest, if any, on any debt security, or the payment of any sinking fund installment with respect to the debt securities of such series, the trustee shall be protected in withholding that notice if it in good faith determines that the withholding of that notice is in the interest of the holders of such series of debt securities.

We will be required to file with the trustee annually a written statement as to the fulfillment of our obligations under the indentures. The indentures provide that, subject to the duty of the trustee during certain defaults to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indentures at the request or direction of any of the holders, unless those holders offer the trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to applicable law and certain provisions of the indentures, including the indemnity requirement, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

Modification and Waiver

We may enter into modifications and amendments with the trustee under either indenture with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series affected by that modification or amendment. However, no modification or amendment may, without the consent of the holder of each outstanding security affected thereby:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of any debt security or the rate of interest thereon or any premium payable upon the redemption thereof;

•	reduce the amount of the principal of an original issue discount security payable upon acceleration of the maturity thereof;

•	change the coin or currency in which any debt security or any premium or interest thereon is payable;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	reduce the percentage in principal amount of the outstanding securities of any series, the consent of whose holders is required for modification or amendment of the applicable indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	reduce the requirements contained in the indenture for quorum or voting;

•	change any obligation of the Company to maintain an office or agency in the places and for the purposes required by the indenture;

•	solely with respect to the subordinated debt indenture, modify the terms relating to subordination in a manner adverse to the holders of subordinated debt securities issued under such indenture;

•	adversely affect the right of repayment, if any, of the debt securities at the option of the holders thereof; or

•	modify provisions in the indenture relating to the percentage of holders required to consent in order to modify or amend the indenture, except to increase such required percentage or to provide that certain other provisions cannot be modified or waived without the consent of each holder.

The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive any past default and its consequences under the applicable indenture with respect to debt securities of that series, except a default:

•	in the payment of principal of (or premium, if any) or any interest on any debt security of that series; and

•	in respect of a covenant or provision of the applicable indenture which cannot be modified or amended without the consent of the holder of each outstanding security of the series affected.

Each indenture provides that in determining whether the holders of the requisite principal amount of the outstanding debt securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of debt securities:

•	the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof; and

•	the principal amount of a debt security denominated in a foreign currency or a composite currency shall be the U.S. dollar equivalent, determined as of the date of original issuance of that debt security by the Company in good faith, of the principal amount of the debt security (or, in the case of an original issue discount security, the U.S. dollar equivalent, determined as of the date of original issuance of the debt security, of the amount determined as provided in the preceding bullet point); and

•	except as specified in the applicable indenture, debt securities owned by the Company or any other obligor upon the debt securities or any affiliate of the Company or of such other obligor shall be disregarded and deemed not to be outstanding.

Each indenture provides that we and the trustee thereunder may, without the consent of any holders of debt securities, enter into supplemental indentures for the purpose of, among other things, adding to our covenants, adding any additional Events of Default, curing ambiguities or inconsistencies in such indenture or making certain other provisions provided such action shall not adversely affect the interests of the holders of any series of debt securities in any material respect.

Merger and Consolidation

Each indenture provides that we, without the consent of the holders of any of the outstanding debt securities, may consolidate with or merge into any other corporation, partnership or trust or transfer or lease our properties and assets substantially as an entirety to any person or may permit any corporation to merge into us, provided that:

•	the successor is an entity organized under the laws of any domestic jurisdiction;

•	the successor, if other than us, assumes our obligations under such indenture and the debt securities issued thereunder;

•	immediately after giving effect to such transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

•	certain other conditions are met.

Each indenture provides that, upon any consolidation or merger or transfer or lease of our properties and assets of substantially as an entirety in accordance with the preceding paragraph, the successor entity formed by such consolidation or into which we are merged or to which such transfer or lease is made shall be substituted for us with the same effect as if such successor entity had been named as us. Thereafter, we shall be relieved of the performance and observance of all obligations and covenants of such indenture and the senior debt securities or subordinated debt securities, as the case may be, including but not limited to the obligation to make payment of the principal of (and premium, if any) and interest, if any, on all the debt securities then outstanding, and we may thereupon or any time thereafter be liquidated and dissolved.

Defeasance

Each indenture provides, unless we elect otherwise pursuant to Section 301 of the applicable indenture with respect to the debt securities of any series thereunder, that we may elect to defease and be discharged from any and all obligations with respect to those debt securities. To effect that defeasance, the indentures require that we deposit with the trustee, in trust for that purpose, money sufficient to pay the principal of and any premium and interest on those debt securities, and any mandatory sinking fund or analogous payments, on the applicable scheduled due dates and any amounts that may be payable at the option of a holder on the applicable due date. We may also deposit with the trustee U.S. government obligations that provide for payments sufficient to make the defeasance payments described above. We may defease the debt securities only if, among other things, we deliver to the trustee an opinion of counsel to the effect that the holders of those debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred. The opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the applicable indenture. The prospectus supplement may further describe the provisions, if any, permitting defeasance with respect to the debt securities of a particular series.

Concerning the Trustee

The trustee under either indenture may from time to time make loans to us and our subsidiaries and perform other services for us and our subsidiaries in the normal course of its business. Either trustee may be deemed to have a conflicting interest and may be required to resign as trustee if at the time of certain defaults under the applicable indenture the trustee is a creditor of ours.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of laws principles.

Book-Entry, Delivery and Form

General. Unless otherwise specified in the applicable pricing supplement, the debt securities will be issued in fully registered form without coupons and will be evidenced by one or more global securities that will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) or any successor to DTC, as depositary, and registered in the name of Cede & Co., the nominee of DTC. Beneficial interests in the debt securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold their interest in the debt securities through DTC, in the United States, or through Clearstream Banking S.A. (“Clearstream”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), directly if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold these interests in customers’ securities accounts in the U.S. depositaries’ names on DTC’s books.

Unless it is exchanged in whole or in part for securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary. The global securities will be exchangeable for securities in certificated registered form of like tenor and of an equal aggregate principal amount only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the global securities or at any time DTC ceases to be a clearing agency registered under the Exchange Act, if so required by law, and we have not appointed a successor depositary within 90 days of such notification or of us becoming aware of DTC’s ceasing to be so registered, as the case may be;

•	we determine, in our sole discretion, that the global securities will be exchangeable for securities in certificated registered form.

If the global securities are exchangeable pursuant to the preceding sentence, they will be exchangeable for securities registered in the name or names of such person or persons as DTC shall instruct the trustee. It is expected that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global securities.

All information in this prospectus concerning DTC, Clearstream and Euroclear has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.

DTC. DTC has advised that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal

Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants, called direct participants, deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants in DTC include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, and may include the underwriters of securities offered by the Company. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation, each of which is a subsidiary of DTCC, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC rules applicable to its participants are on file with the SEC.

Purchases of interests in the global securities under DTC’s system must be made by or through direct participants, which will receive a credit for those interests on DTC’s records. The ownership interest of each actual purchaser of interests in the global securities, each called a beneficial owner, is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all global securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of global securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the interests in the global securities; DTC’s records reflect only the identity of the direct participants to whose accounts interests in the global securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

Payments of interest, premium, if any, and any other distributions on the debt securities will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. Neither we, the trustee, nor any other agent of ours or agent of the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in global securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. DTC’s practice is to credit the accounts of the direct participants upon DTC’s receipt of funds and corresponding detail information in amounts proportionate to their respective holdings as shown on the records of DTC. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants. Payment of any applicable interest, premium, if any, and any other distributions on the debt securities to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility or that of our paying agent, disbursement of such payments to direct participants will be DTC’s responsibility, and disbursement of such payments to the beneficial owners will be the participants’ responsibility.

If applicable, redemption notices shall be sent to DTC. If less than all of the debt securities within a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such series to be redeemed.

Neither DTC nor Cede & Co. will consent or vote with respect to the debt securities. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts interests in the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

DTC may discontinue providing its services as depositary with respect to the debt securities at any time by giving reasonable notice to us or our paying agent. Under such circumstances, in the event that a successor depositary is not appointed as described above, certificated securities will be delivered.

Clearstream. Clearstream has advised that it is incorporated under the laws of Luxembourg. Clearstream was formed in January 2000 by the merger of Cedel International and Deutsche Boerse Clearing and was fully acquired by the Deutsche Boerse Group in July 2002. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions through electronic book-entry changes in accounts of Clearstream customers, thereby eliminating the need for physical movement of certificates. Clearstream provides, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream is registered as a bank in Luxembourg and as such is subject to regulation by the Commission du Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, and may include the underwriters of debt securities offered by the Company. Clearstream’s U.S. customers are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear in Brussels to facilitate settlement of trades between Clearstream and Euroclear.

Distributions with respect to debt securities held beneficially through Clearstream will be credited to the cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear. Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous delivery of securities and cash.

Euroclear provides various other services, including securities lending and borrowing, and interacts with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., referred to as the “Euroclear Operator,” under contract with Euroclear plc, a U.K. corporation. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. The Euroclear Operator establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries, and may include the underwriters of debt securities offered by the Company. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear Operator is based in Brussels, Belgium, and is regulated and examined as a Belgian bank by the Belgian Banking and Finance Commission. The Euroclear Operator is overseen as the operator of a securities settlement system by the National Bank of Belgium. Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System (the “Terms and Conditions”), and applicable Belgian law. The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipt of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding interests in securities through Euroclear participants.

Distributions with respect to debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Euroclear has further advised that investors that acquire, hold and transfer interests in the debt securities by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the global securities.

Global Clearance and Settlement. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparts in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving debt securities through DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to Clearstream’s or Euroclear’s respective U.S. depositary.

Because of time-zone differences, credits of interests in a global security received through Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. Such credits or any transactions in such global security settled during such processing will be reported to the relevant Euroclear participants or Clearstream participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of interests in a global security by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Euroclear and Clearstream have agreed to the procedures described above in order to facilitate transfers of debt securities among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.

Provisions Applicable Solely to Senior Debt Securities

General

We may issue senior debt securities under the senior debt indenture. As to the right of payment of principal (and any premium) and interest, each series of senior debt securities will rank equally with each other series issued under the senior debt indenture and will rank senior to all subordinated debt securities that may be issued. Except as may be described in this prospectus or a prospectus supplement, the indentures do not contain any covenants specifically designed to protect holders of the debt securities against a reduction in the creditworthiness of the Company in the event of a highly leveraged transaction or to prohibit other transactions which may adversely affect holders of the senior debt securities.

Events of Default

The senior indenture defines an event of default with respect to any series of debt securities. Unless we inform you otherwise in the prospectus supplement, each of the following will be an event of default under the senior indenture for a series of debt securities:

•	default in the payment of any interest on any senior debt security of that series when due and payable, and continuance of such default for a period of 30 days;

•	default in the payment of the principal of or any premium on any senior debt security of that series at maturity, upon redemption or otherwise;

•	default in the deposit of any sinking fund payment, when and as due by the terms of senior debt securities of that series;

•	default in the performance, or breach, of any covenant or warranty of the Company in the senior debt indenture in respect of that series (other than any covenant or warranty otherwise specifically dealt with above), and continuance of that default or breach for a period of 60 days after the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of such series have given written notice to the Company of such default or breach;

•	certain events of bankruptcy, insolvency or reorganization involving the Company; or

•	any other event of default we may provide for that series.

An event of default under one series of debt securities does not necessarily constitute an event of default under any other series of debt securities. If an event of default for a series of debt securities occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all the debt securities of that series due and immediately payable. In order to declare the principal amount of that series of debt securities due and immediately payable, the Trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the Trustee or the holders, we will be obligated to pay the principal amount of the series of debt securities.

Provisions Applicable Solely to Subordinated Debt Securities

Subordination

The payment of principal, premium, if any, and interest in respect of the subordinated debt securities is expressly subordinated, to the extent set forth in the subordinated debt indenture, to all Senior Indebtedness (as defined below) which may at any time and from time to time be outstanding.

As used in the subordinated debt indenture, “Senior Indebtedness” means all Debt of the Company, except Subordinated Indebtedness and Junior Subordinated Indebtedness. “Debt” of any person means the principal of and premium, if any, and interest on the following:

•	all indebtedness of that person (including indebtedness of others guaranteed by that person), whether outstanding on the date of the indenture or thereafter created, incurred or assumed, which is (A) for money borrowed, whether or not evidenced by bonds, debentures, notes or other written instruments or (B) evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind;

•	obligations of, or any obligations guaranteed by, that person as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and leases of property or assets made as part of any sale and lease-back transaction to which that person is a party;

•	obligations of that person under letters of credit;

•	any indebtedness of that person under, or other obligations of that person to make payment pursuant to, the terms of commodity contracts, interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts, and other similar agreements or arrangements designed to protect against fluctuations in currency exchange or interest rates; and

•	amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation.

“Subordinated Indebtedness” is defined in the subordinated debt indenture as all Debt of the Company, other than Junior Subordinated Indebtedness, which is subordinate and junior in right with respect to general assets of the Company to Senior Indebtedness, and includes the subordinated debt securities and any Debt on a parity with any of the subordinated debt securities offered hereby. “Junior Subordinated Indebtedness” is defined in the subordinated debt indenture as all Debt of the Company which is subordinate and junior in right with respect to general assets of the Company to all other Debt of the Company (including, without limitation, Senior Indebtedness and Subordinated Indebtedness) and includes the junior subordinated deferrable interest debentures of the Company issued pursuant to the Indenture dated November 18, 2003 between the Company and Wilmington Trust Company, as trustee. The subordinated debt indenture does not limit the amount of our Senior Indebtedness.

In the event of any receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, whether or not pursuant to bankruptcy laws, sale of all or substantially all of the assets (except pursuant to Section 801 of the subordinated debt indenture), dissolution, liquidation or any other marshalling of the assets and liabilities of the Company, no amount shall be paid by the Company in respect of the principal, premium, if any, or interest on the subordinated debt securities offered hereby unless and until all Senior Indebtedness shall have been paid in full together with all interest thereon and all other amounts payable in respect thereof.

The subordinated debt indenture also provides that, in the event of any default in the payment of any Senior Indebtedness and during the continuance of any such default, no amount shall be paid by the Company in respect of the principal, premium, if any, or interest on the subordinated debt securities.

The prospectus supplement respecting any series of subordinated debt securities will set forth any subordination provisions applicable to that series in addition to or different from those described above. By reason of such subordination, in the event of our insolvency, holders of Senior Indebtedness and holders of other obligations of ours that are not subordinated to Senior Indebtedness may receive more, ratably, than holders of the subordinated debt securities.

Events of Default

The subordinated debt indenture defines an event of default with respect to any series of subordinated debt securities thereunder only as certain events of bankruptcy, insolvency or reorganization involving the Company.

The subordinated debt indenture does not provide for any right of acceleration of the payment of principal of the subordinated debt securities of any series upon a default in the payment of principal of (or premium, if any) or interest, if any, on the subordinated debt securities of that series, or in the performance of any covenant or agreement in the subordinated debt indenture or in the terms of the subordinated debt securities of that series. In the event of any default in the payment of the principal of or premium, if any, interest (and, in the case of a default in the payment of interest, continuance of such default for 30 days), or any sinking fund deposit with respect to the subordinated debt securities of that series (including a default in payment at the stated maturity of the subordinated debt securities of that series), the subordinated debt indenture requires that the Company, upon demand of the trustee, pay to the trustee for the benefit of the holders of the subordinated debt securities of that series, the whole amount then due and payable on the subordinated debt securities of that series for principal (and premium, if any) and any sinking fund installment and interest, if any. The subordinated debt indenture provides that if the Company fails to pay that amount upon demand, the trustee may, among other things, institute a judicial proceeding for the collection thereof. Any additional events of default with respect to any series of subordinated debt securities, including any related right of acceleration, will be specified in the prospectus supplement relating to that series.

PREFERRED STOCK

General

The general terms that will apply to preferred stock that we may offer by this prospectus in the future are described in this section. If we issue a particular series, we will describe the specific terms of the series of preferred stock in a prospectus supplement. The description of provisions of our preferred stock included in any prospectus supplement may not be complete and is qualified in its entirety by reference to the description in our Restated Certificate of Incorporation (“Restated Certificate of Incorporation”) and the certificate of designation related to the particular series of preferred stock, which will describe the terms of the offered preferred stock and be filed with the SEC at the time of sale of that preferred stock. At that time, you should read our Restated Certificate of Incorporation and any certificate of designation relating to each particular series of preferred stock for provisions that may be important to you.

Authorization

We are authorized to issue 1,000,000 shares of preferred stock, without par value. As of the date of this prospectus, there were no shares of preferred stock issued and outstanding. Under our Restated Certificate of Incorporation, the board of directors, without stockholder approval, is authorized to issue shares of preferred stock in one or more series.

The board of directors has authorized and reserved 600,000 shares of Series A Preferred Stock, without par value, for issuance upon the exercise of the preferred share purchase rights described under “Description of Common Stock—Preferred Share Purchase Rights” below. The creation and issuance of any other series of preferred stock and the relative rights and preferences of any such series will be determined in the judgment of the board of directors.

General Terms of a Series

Our board of directors is authorized to provide for the issuance from time to time of preferred stock in series and, as to each series, to fix the designation, the dividend rate, whether dividends are cumulative, the preferences which dividends will have with respect to any other class or series of capital stock, the voting rights, the voluntary and involuntary liquidation prices, the conversion or exchange privileges, the redemption prices and the other terms of any series of preferred stock. Cumulative dividends, dividend preferences and conversion, exchange and redemption provisions, to the extent that some or all of these features may be present when shares of our preferred stock are issued, could have an adverse effect on the availability of earnings for distribution to the holders of common stock or for other corporate purposes.

COMMON STOCK

General

We may issue shares of our common stock. The following description briefly summarizes our common stock. This description may not be complete and is qualified in its entirety by reference to applicable provisions of Delaware law and our Restated Certificate of Incorporation and Amended and Restated By-laws (“By-laws”). Our Restated Certificate of Incorporation and By-laws are on file with the SEC and are exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” for information on how to obtain copies.

Authorized Common Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share. On February 27, 2006, there were 45,442,134 shares of common stock issued and outstanding.

Terms

The holders of common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors. Except as otherwise required by law or provided in any resolution adopted by the board of directors with respect to any series of preferred stock, the holders of common stock possess all voting power. Our Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock created by the board of directors from time to time, the holders of common stock are entitled to such dividends as may be declared from time to time by the board of directors from funds available for dividends. Upon our liquidation, holders of our common stock are entitled to receive pro rata all of our assets available for distribution to such holders.

Preemptive Rights

No holder of any share of common stock or preferred stock has any preemptive right to subscribe to any of our securities.

Preferred Share Purchase Rights

Each outstanding share of common stock has associated with it one preferred share purchase right. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock at an exercise price of $150, subject to adjustment. The terms of the Rights were originally set forth in a Rights Agreement, dated February 15, 1989, between us and The First National Bank of Chicago, as rights agent. The terms of the Rights are currently set forth in an Amended and Restated Rights Agreement, dated November 15, 1995, between us and First Midwest Bank (formerly First Midwest Trust Company) as Rights Agent, as amended by the First Amendment to Amended and Restated Rights Agreement, dated June 18, 1997 between us and First Midwest Bank, and the Second Amendment to Amended and Restated Rights Agreement, dated November 14, 2005, between us and First Midwest Bank. The following summary of certain terms of the preferred share purchase rights is qualified in its entirety by reference to the current Rights Agreement, as amended, which is on file with the SEC.

The Rights will become exercisable only if a person or group of affiliated or associated persons has acquired beneficial ownership of, or has announced a tender offer for, 10% or more of the outstanding shares of our common stock. If a person or group of affiliated or associated persons has acquired beneficial ownership of, or has announced a tender offer for, the threshold percentage, each Right will entitle the registered holder, other than such person or group, to buy, at the then current exercise price of the Right, shares of common stock having a market value equal to twice the exercise price of the Right. If we are acquired in a merger or other business combination, each Right will entitle the registered holder, other than such person or group, to purchase, at the then current exercise price of the Right, securities of the surviving company having a market value equal to twice the exercise price of the Right. The Rights will expire on November 15, 2015, and we may redeem or exchange them at any time before they become exercisable.

Until the Rights become exercisable, they are evidenced by the common stock certificates and are transferred only with such certificates.

Certain Provisions of Our Restated Certificate of Incorporation and By-laws

Our Restated Certificate of Incorporation and By-laws contain provisions which may have the effect of delaying or preventing a change in control of us. Our Restated Certificate of Incorporation and By-laws provide:

•	for division of the board of directors into three classes, with one class elected each year to serve a three-year term;

•	that directors may be removed only for cause and only upon the affirmative vote of the holders of at least 67% of the voting power of the then outstanding shares of capital stock entitled to vote;

•	that a vacancy on the board of directors shall be filled by a majority vote of the remaining directors; and

•	that the By-laws may be amended only upon the affirmative vote of a majority of all of the directors or upon the affirmative vote of the holders of at least 67% of the voting power of the then outstanding shares of capital stock entitled to vote.

Our Restated Certificate of Incorporation requires timely advance notification as provided in the Restated Certificate of Incorporation for a stockholder to bring business before a stockholders’ meeting or to nominate a person for election as a director. Our Restated Certificate of Incorporation and By-laws provide that special meetings of stockholders may be called only by the board of directors, Chairman of the Board or the President of the Company; provided, however, that, notwithstanding the foregoing, a special meeting of stockholders may be called by the holders of at least 51% of the voting power of the outstanding capital stock for the purpose of removing a director or directors for cause. The ability for stockholders to take action by written consent is prohibited by our Restated Certificate of Incorporation.

The affirmative vote of the holders of at least 80% of the outstanding shares of capital stock entitled to vote is required to alter, amend or repeal most provisions of our Restated Certificate of Incorporation; provided, however, if any proposal to alter, amend or repeal any such provision is approved by 80% of the board of directors, then in such case only the affirmative vote as is required by law or as may otherwise be required by the Restated Certificate of Incorporation of the outstanding shares of capital stock entitled to vote is required to alter, amend or repeal such provision.

Our Restated Certificate of Incorporation also contains an “affiliated transaction provision.” The affiliated transaction provision provides that, notwithstanding any vote required by law or if no vote is required by law, a supermajority of at least 80% of all the votes that the holders of capital stock are entitled to cast shall be required for the approval of such transactions. Such supermajority approval would be required for:

•	a merger or consolidation involving any “Interested Stockholder” (as defined below);

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets to or with an Interested Stockholder having an aggregate fair market value of $5 million or more; and

•	certain transactions including certain sales of securities to any Interested Stockholder, a plan of liquidation proposed by an Interested Stockholder or a reclassification of securities, recapitalization or other transaction which has the effect of increasing the proportionate holding of an Interested Stockholder.

For the purpose of the affiliated transaction provision, an “Interested Stockholder” includes any person or entity who directly or indirectly owns or controls 5% or more of our voting power. The supermajority approval requirement does not apply to any transaction that is either approved by a majority of disinterested directors or if certain pricing and procedural requirements are met.

Pursuant to an offer to tender or exchange any capital stock of the Company or enter into any agreement to merge or consolidate the Company or any of our subsidiaries with another person, in connection with the exercise of its judgment in determining the best interests of the Company and its stockholders, our Restated Certificate of Incorporation requires our board of directors to consider, in addition to the adequacy of the amount to be paid in connection with any such transaction, the following factors and any other factors which it deems relevant:

•	the social and economic effects of the transaction on the Company and its subsidiaries, including the employees, depositors, loan and other customers and creditors of the Company and its subsidiaries and the communities in which they operate or are located;

•	the business and financial condition and the earning prospects of any prospective acquiring person and the possible effect of such conditions on the Company and its subsidiaries and the communities in which they operate or are located; and

•	the competence, experience, and integrity of any prospective acquiring person and its management.

The shares of common stock and preferred stock authorized by our Restated Certificate of Incorporation provide the board of directors with as much flexibility as possible in using such shares for corporate purposes. However, these additional shares may also be used by the board of directors to deter future attempts to gain control of us. The board of directors has sole authority to determine the terms of any series of the preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board of directors has the power to issue a series of preferred stock to persons friendly to management. Such an issuance could be used by the board of directors in an attempt to block a post-tender offer merger or other transaction by which a third party seeks a change in control of us.

The foregoing provisions of our Restated Certificate of Incorporation and By-laws are intended to prevent inequitable stockholder treatment in a two-tier takeover. These provisions are also intended to reduce the possibility that a third party could effect a sudden or surprise change in majority control of the board of directors without the support of the incumbent board of directors, even if such a change were desired by or would be beneficial to a majority of our stockholders. As a result, such provisions may have the effect of discouraging certain unsolicited offers for our capital stock.

Section 203 of the Delaware General Corporation Law

We are also subject to the provisions of Section 203 of the DGCL (“Section 203”). In general, and subject to certain exclusions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder. These provisions of Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

PLAN OF DISTRIBUTION

We may sell the offered securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

EXPERTS

The consolidated financial statements of First Midwest Bancorp, Inc. appearing in First Midwest Bancorp, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004, and First Midwest Bancorp, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements and management’s assessment are incorporated herein by reference. Such financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

VALIDITY OF THE SECURITIES

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for the Company by Chapman and Cutler LLP, Chicago, Illinois, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

3,825,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Keefe, Bruyette & Woods

Raymond James

KeyBanc Capital Markets	Oppenheimer & Co.

March 9, 2006